November 13, 2024

Teddy Kaplan
Chief Executive Officer and President
New Mountain Net Lease Trust
1633 Broadway, 48th Floor
New York, NY 10019

       Re: New Mountain Net Lease Trust
           Registration Statement on Form 10-12G
           Filed October 18, 2024
           File No. 000-56701
Dear Teddy Kaplan:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G filed October 18, 2024
Item 1. Business, page 5

1. We note that you may also selectively invest in real estate-related assets, including debt investments. Please disclose whether there are any limits in the amount of your assets that may be invested in such debt.
Investment Strategy, page 7

2. We note your disclosure that your acquisition approach focuses on underwriting.
       Please clarify how you intend to assess and monitor tenant credit quality.
Seed Portfolio, page 8

3. We refer you to your table on page 9. We note your columns for assumable debt, interest rate, and loan term remaining as well as your footnote to the table. Please further clarify for us and in your filing what these columns represent.
4. Please disclose the occupancy rate and average effective rent of your Seed Portfolio.
 November 13, 2024
Page 2

Borrowing Policies, page 13

5. We note your disclosure that you intend to target a leverage ratio of approximately
      55% to 75% of your gross real estate assets. Please clarify whether you intend to assume debt in connection with the acquisition of the Seed Portfolio. Operating and Regulatory Structure
Operating Structure and REIT Considerations, page 15

6. Please revise the chart on page 16 to describe each entity, their relationship, and the ownership percentages following the completion of the Formation Transactions. For example, you disclose on page 6 that New Mountain Net Lease Partners, L.P. will fund the Seed Portfolio, but they do not appear to be in the chart. On a related note, please include a description in the registration statement of the entity in the chart, NMNC Initial L.P. LLC.
Term and Termination Rights, page 19

7. We note your disclosure that in the event the Advisory Agreement is terminated, the
      Adviser is entitled to receive its pro rated management fee. Please expand your disclosure here to state that the Adviser will also receive all unpaid fees and reimbursement of expenses prior to the termination date and that the Special Partner will be allocated any accrued performance participation with respect to the Operating
      Agreement.
Expense Reimbursement, page 22

8. Please disclose all organization and offering expenses advanced by the Adviser on behalf of the company as of the most recent practicable date. In this regard, we note disclosure in your financial statements that as of September 30, 2024, the Adviser has incurred organization and offering expenses of $2.5 million.
Share Repurchase Plan, page 31

9. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan.
      We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation
      Finance in prior no action letters. To the extent you are relying on Blackstone Real
      Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT,
      Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April
      26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1,
      2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may
      contact the Division   s Office of Mergers and Acquisitions at
202-551-3440.
10. It appears that you may conduct the share repurchase plan during the continuous private offering of shares described beginning on page 31. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase plan. We urge you to consider all the elements of your repurchase plan in determining
 November 13, 2024
Page 3

       whether the program is consistent with the class exemptive letter granted to Alston
       & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the
       Division of Trading and Markets at 202-551-5777.
Item 1A. Risk Factors
We may make changes to our business, investment, leverage and financing strategies without shareholder approval., page 62

11. Please disclose how you will notify shareholders of a change in investment strategy.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
134

12.    Please provide the information here in tabular format as required by
Item 4 of Form
       10. Please refer to Item 403 of Regulation S-K.
Item 6. Executive Compensation, page 140

13. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Adviser and its affiliates, and break out the amounts reimbursed to cover salaries or benefits of a named executive officer.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Shareholder Matters, page 154

14. We note that you intend to use NAV for the purposes of establishing a price for share purchases and repurchases. Please clarify how you intend to communicate any
       NAV pricing changes. In addition, on a supplemental basis, provide us with a template for your future NAV disclosures.
Item 11. Description of Registrant's Securities to be Registered, page 164

15. Please disclose whether there are any varying rights between your Class A, F, I, and E shares given the differences in their availability for purchase.
Index to Financial Statements, page F-1

16. We note that following the completion of the Formation Transactions, New Mountain
       Net Lease Trust will own the "Seed Portfolio" and the Seed Portfolio is indirectly owned by New Mountain Net Lease Partners Corporation ("Existing REIT"). We also note that you prepared the combined statements of revenue and expenses based on
       Rule 3-14 of Regulation S-X. Please tell us if you consider either the Seed Portfolio or the Existing REIT to be the predecessor as defined by Regulation C, Rule 405 and tell us the basis for your conclusion. To the extent you determined there is a predecessor, please tell us how you determined it was unnecessary to provide complete audited historical financial statements of the predecessor within your filing, or revise to provide such financial statements.
17.    The above comment notwithstanding, we note your disclosure that the
Existing
       REIT was formed on January 30, 2018. We further note that the registrant will received 100% of the common stock of the Existing REIT from New Mountain Net
       Lease Partners, L.P. (   NM Fund I   ) as part of the Formation
Transactions. Please tell
 November 13, 2024
Page 4

      us what consideration you gave to providing audited historical financial statements of the Existing REIT within your filing. Your response should address but not be limited to, the nature of any historical activity of the Existing REIT and your reference to the redemption of preferred stock of the Existing REIT concurrently with the REIT contribution.
18. We note your table on page 129 indicates the properties in the Seed Portfolio were acquired from third parties during 2018 to 2022. Please tell us and revise your filing to clarify which entity or entities owns such properties from original acquisition date from third party to the date of the filing. Further, please clarify how such entity or entities are related to the entities involved in the Formation
Transaction.
Pro Forma Combined Consolidated Financial Statements of New Mountain Net Lease Trust
(Unaudited), page F-2

19. We note your presentation of noncontrolling interest in consolidated subsidiaries on the pro forma combined consolidated balance sheet and your presentation of net income attributable to non-controlling interests on the pro forma combined consolidated statements of operations. Please revise your filing to clarify the nature of these line items and your basis for the amounts presented.
20. We note your disclosure that the NMC Holders will invest at least $100 million in your Class E shares and/or Class E units of the Operating Partnership. Please clarify for us and in your filing if this investment will be retained or will be available to repurchase the shares for which existing partners in the NM Fund I elect to have repurchased by you. To the extent the investment will be retained, please tell us how you determined it was unnecessary to reflect this investment within your pro forma financial information. Refer to Article 11 of Regulation S-X.
21. We note your disclosure that NM Fund I will distribute your common shares to its existing partners in proportion to their ownership in NM Fund I immediately prior to the Formation Transactions, and that such existing partners will have the opportunity to elect to have their common shares repurchased by you. Please address the following:
          We note your disclosure on page 61 that to the extent the net proceeds in the initial closing of the private offering are not sufficient to repurchase all such common shares from existing NM Fund I partners who elect to have their shares repurchased, then the Company intends to use the net proceeds from subsequent closings to repurchase any such remaining common shares. Please expand your disclosures of the repurchase terms elsewhere in the filing to also disclose this intention.
          Please revise your filing to disclose the repurchase terms including, but not limited to, the repurchase price per share and the relationship of the repurchase price per share to the purchase price of shares to be sold in the initial closing of your private offering and subsequent closings.
22. We note your adjustment (B). Please clarify for us and in your filing your basis for recording the Seed Portfolio at historical carryover basis. In your response, please address which entity is the accounting acquirer and your basis for such determination.
 November 13, 2024
Page 5

       Reference is made to ASC 805.
23. We note your adjustment (C). Specifically, we note your allocation of 27,529,755 common shares to 7,250,000 Class A shares, 13,529,755 Class F shares, and
       6,750,000 Class E shares. Please revise your filing to disclose your basis for the amount of shares allocated to each class. Reference is made to Article 11 of
       Regulation S-X.
24. We note your adjustments (C) and (BB). We note your pro formas assume the Seed
       Portfolio Fair Value is $550,595. Please address the following:
           Please revise to discuss your basis for the assumed fair value of $550,595,000.
           As it appears the amount of shares to be issued could vary, please tell us what consideration you gave to disclosing additional information to enable a reader to understand the magnitude of any potential adjustments.
       Reference is made to Article 11 of Regulation S-X.
Notes to the Combined Statements of Revenues and Certain Operating Expenses
Note 1. Business and Organization, page F-18

25. We note your statement that the Seed Portfolio is not a legal entity but rather a combination of certain real estate entities and operations. Please tell us and revise your filing to disclose your basis for presenting combined financial statements for these properties. In your response, please address if such properties are under common control and/or common management, and your basis for such determination. General

26. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
       Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-
3518 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt, Esq.